

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4631

November 10, 2009

Via U.S. mail and facsimile

Mr. Ryan Seddon
President
SSGI, Inc.
8120 Belvedere Road, Site 4
West Palm Beach 33411

> **RE: SSGI, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 27, 2009**
> **File No. 333-160700**

Dear Mr. Seddon:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please consider the updating requirements of Rule 8-08 of Regulation S-X at the time you file the next amendment to your registration statement. Please also update, to the extent applicable, the disclosure throughout your filing to the most recent practicable date.

2. We note your response to comment two in our letter dated October 9, 2009 and reissue this comment. In this regard, we note that the financial statements have been relocated to Part II of the Registration statement (immediately preceding the signature page) and, therefore, continue to be located outside the prospectus.

Selling Shareholders, page 13

3. We note your response to comment 7 in our letter dated October 9, 2009 and reissue this comment with respect to BFS Services and Cede & Co.

Description of Business, page 21

4.   We note your response to comment 10 in our letter dated October 9, 2009. Please identify the two customers representing more 10% of your revenues in 2008 and 2007. In addition, please advise us as to the basis for the statement that you are no longer dependent on these customers. For example, what percentage of your revenues did these two customers represent through September 30, 2009?

Security Ownership of Certain Beneficial Owners and Management, page 36

5.   We note your response to comment 19 in our letter dated October 9, 2009 and note that the percentages continue to appear to be incorrect. Please provide us with your calculations of the percentages.

6.   We note that this section does not list any 5% shareholders, such as Underground Tank Partners. Please revise accordingly.

Board of Directors, page 42

7.   We note your response to comment 24 in our letter dated October 9, 2009. Please disclose the independence standard that you applied. Refer to Item 11(n) of Form S-1 and Item 407(a) of Regulation S-K.

*   *   *   *

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

You may contact Melissa Rocha, Staff Accountant at (202) 551-3854 or, in her absence, Alfred Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson at (202) 551-3746 or, in his absence, Andrew Schoeffler, Senior Staff Attorney at (202) 551-3748 with any other questions or disclosure issues.

Sincerely,

Pamela A. Long
Assistant Director